Exhibit 99.1

25 August 2025

APPENDIX 4D

HALF YEAR ENDED 30 JUNE 2025

ST. HELIER, Jersey - (BUSINESS WIRE) – MAC Copper Limited (NYSE: MTAL; ASX:MAC)

The Directors of MAC Copper Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) are pleased to provide the Appendix 4D and the Half Year Report, for the half year ended 30 June 2025.

The Appendix 4D and the Half Year Report, comprising this page and the following 19 pages, constitutes the half year end financial information given to the ASX under Listing Rule 4.2A and should be read in conjunction with the Financial Report for the year ended 31 December 2024.

The Appendix 4D and Half Year Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), with a reconciliation of any non-IFRS measure. The functional currency of the majority of the Company’s operations is United States dollars and, unless otherwise defined in this report, $, USD and US$ amounts are in United States dollars and A$ are in Australian dollars.

Current reporting period: 6 months ended 30 June 2025 (HY25)

Previous corresponding reporting period: 6 months ended 30 June 2024 (HY24)

Results for the announcement to the market

	Movement		HY25	HY24
	Change	%	US$’000	US$’000
Revenue from ordinary activities	Decrease	10%	163,228	182,160
Net loss from ordinary activities after tax (NPAT) attributable to members	Decrease	25%	(76,686)	(102,169)
Underlying EBITDA[1]	Decrease	10%	81,220	90,569

1 See “Non-IFRS financial information” and refer to table 2 for the reconciliation of Underlying EBITDA

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

Distributions

There were no dividends paid to shareholders during this reporting period (HY24: Nil). There is no final dividend declared or proposed for the half year ended 30 June 2025 (HY24: Nil).

Net tangible assets

	30 June 2025	30 June 2024
$ Net tangible assets per share	5.81	5.90

Contacts

Mick McMullen Chief Executive Officer MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

This announcement is authorised for release by the Board of Directors.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

JUNE 2025 HALF YEAR FINANCIAL RESULTS

RECORD DAILY PRODUCTION2, RECORD QUATERLY C1 COSTS AND OPERATING FCF

HIGHLIGHTS

During the half year ended 30 June 2025, we delivered record production and earnings generation while making strong progress towards our strategic goals.

Material improvement in safety performance

●	Decrease in TRIFR to 6.9 in June 2025 from a TRIFR of 14.4 recorded in June 2024 and a TRIFR of 10.9 in December 2024
●	MAC continues to embed its culture of heightened awareness and focus on safety against the backdrop of a material transaction

Record daily copper production with improved grade

●	19,231 tonnes of copper produced in HY25, with a record daily copper production under MAC ownership of 385 tonnes achieved in June 2025
●	Average 4.3% Cu grade achieved, representing an increase of ~13% compared to H1 FY24, with 6.2% Cu grade achieved in June 2025[3]
●	C1 cash cost[4] of US$1.67/lb achieved in HY25, representing a decrease of ~19% compared to HY24 of US$2.08/lb, with US$0.94/lb achieved in June 2025[3]
●	Total cash cost[4] of US$2.30/lb in HY25, representing a decrease of ~20% decrease to HY24 of US$2.89/lb
●	July 2025 copper production of ~5,610 tonnes at a feed grade of 6.2%

Refinance leads to increased liquidity, flexibility and balance sheet strength

●	Operational Cashflow of ~US$65 million for HY25, representing an increase of 18% compared to HY24 of ~US$55 million
●	Cash and cash equivalents of US$102 million (~A$156 million)[5] after completion of refinance
●	Liquidity of ~US$196 million, including ~US$11.1 million outstanding Quotational Period receipts, ~US$18.2 million of unsold concentrate and ~US5.5 million strategic investment in Polymetals (“POL”)
●	New facilities (US$159 million term loan and US$125 million revolving facility) in place from 13 March 2025
●	Reducing the average weighted cost of debt by ~30%[6] to approximately ~6.85% (variable rate)
●	A revised Rehabilitation Cost Estimate (“RCE”) submitted to the NSW Regulator resulted in a reduction of ~A$4 million in the RCE as progressive rehabilitation continues

Glencore contingent consideration

●	Based on the average daily LME closing price of copper for the last 18-months, the condition of the first contingent payment of US$75 million to Glencore was satisfied subsequent to the half year end in August 2025
●	The CMPL Share Sale Agreement (and current applicable financing documents) recognise that the contingent is not payable before 16 June 2026, other than from free cashflow and after satisfaction of all operating costs and debt servicing

2 Record production referencing the record daily production in June 2025 of the CSA Copper Mine under MAC ownership

3 Refer to ASX and NYSE release ‘June 2025 Quarterly Report’ dated 24 July 2025

4 See “Non-IFRS financial information” and refer to table 5 for the reconciliation of C1 cash cost

5 Converted at USD:AUD exchange rate of 0.655 as at 30 June 2025

6 Comparing the previous weighted average interest cost of ~9.72% to the new all-in interest rate of ~6.85% - the new interest rate is linked to SOFR and a leverage margin grid

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 3

Targeting copper production of >50ktpa by 2026

●	Underground capital development of 1,891 metres, representing an increase of ~107% compared to HY24 of 915 metres
●	Merrin Mine – 740 metres of development completed in HY25 with POL’s recommissioning of its Endeavour concentrator providing a processing pathway for the Merrin zinc ore
●	Ventilation project – 904 metres of development completed in HY25, progressing in line with plan
●	Growth capital of ~US$14.9 million for HY25 with ramp up of projects underway with capital expenditure guidance maintained

Summary of financial results

	HY25	HY24	Change
	US$’000	US$’000	US$’000%
Statutory financial measures
Revenue	163,228	182,160	(18,932)	(10)%
Income from operations - before net finance expenses and income tax expense	29,928	46,019	(16,091)	(35)%
Net loss for the period - after tax (NPAT)	(76,686)	(102,169)	25,483	(25)%
Basic and diluted loss per ordinary share (US$per share)	(0.93)	(1.56)	0.63	(41)%

Non-statutory measures	US$’000	US$’000	US$’000
Underlying EBITDA[7]	81,220	90,569	(9,349)	(10)%
C1 cash cost (US$/lb)[8]	1.67	2.08	(0.41)	(19)%
Total cash cost (US$/lb)[9]	2.30	2.89	(0.59)	(20)%

MAC Copper Limited’s CEO, Mick McMullen, said:

“Our team has built on the positive momentum achieved on safety with a further reduction in not only the total incidents recorded, but also the severity of these incidents during the half year with TRIFR reducing to 6.9, down from 10.9 recorded at the end of 2024. This is a remarkable effort considering the disruptive impact the Harmony Transaction had on site in the lead up to and immediately after announcement and I want to thank all of our people for continuing to focus on the job at hand throughout this period.

As noted in previous announcements, copper production is driven by a small number of large-tonnage, high-grade stopes and the timing of when these are sequenced in the year. Mining these higher-grade stopes in the second quarter resulted in the operations again performing at record levels under MAC’s ownership, including a record-breaking 385 tonnes of copper produced in one day, and we ended the half year with a total production of 19,231 tonnes at an average grade of 4.3% Cu.

Our C1 for HY25 decreased by circa 19% compared to HY24, with the C1 for the month of June 2025 also setting a new record low of US$0.94/lb under MAC ownership with around 5,556 tonnes of copper being produced in the month, at a grade of 6.2%, again showcasing the low-cost nature of the CSA Copper mine.

We made great progress on delivering on our growth strategy, supported by our two key growth projects which include the expansion of the mine to include the new Merrin Mine and bringing the Capital Vent project online by Q4 2025 and Q3 2026 respectively. We completed 1,891 metres of underground development during HY25, with 1,196 for the second quarter, another record under MAC ownership.

We further strengthened our balance sheet on the back of the successful amendment to our debt facilities We ended HY25 with circa US$102 million in cash.

7 See “Non-IFRS financial information” and refer to table 2 for the reconciliation of Underlying EBITDA

8 See “Non-IFRS financial information” and refer to table 5 for the reconciliation of C1 cash cost

9 See “Non-IFRS financial information” and refer to table 6 for the reconciliation of Total cash cost

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We progressed the Harmony Transaction with the announcement of the completion of key conditions precedent recently as announced with further updates to come. The Transaction presents a great outcome for all stakeholders in the CSA Copper Mine, who will benefit from the stewardship of a well-respected and high-quality operator in Harmony. Alongside my fellow directors, I have no hesitation in supporting the Transaction, in the absence of a superior proposal. ”

IMPORTANT INFORMATION AND DISCLAIMER

Estimates of Mineral Resources and Ore Reserves and Production Target

This release contains estimates of Ore Reserves and Mineral Resources as well as a Production Target. The Ore Reserves, Mineral Resources and Production Target are reported in MAC’s ASX Announcement dated 24 February 2025 titled ‘2024 Resource and Reserve Statement and Production Guidance’ (the R&R Announcement). The Company is not aware of any new information or data that materially affects the information included in the R&R Announcement, and that all material assumptions and technical parameters underpinning the estimates or Ore Reserves and Mineral Resources in the R&R Announcement continue to apply and have not materially changed. The material assumptions underpinning the Production Target in the R&R Announcement continue to apply and have not materially changed. It is a requirement of the ASX Listing Rules that the reporting of ore reserves and mineral resources in Australia comply with the JORC Code. Investors outside Australia should note that while exploration results, mineral resources and ore reserves estimates of MAC in this presentation comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators; or (ii) the requirements adopted by the Securities and Exchange Commission (SEC) in its Subpart 1300 of Regulation S-K. Information contained in this presentation describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws.

Forward Looking Statements

This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 5

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS financial information

MAC’s results are reported under International Financial Reporting Standards (IFRS), noting the results in this report have not been audited or reviewed. This release may also include certain non-IFRS measures including C1, Total Cash costs, Free Cash Flow and Underlying EBITDA. These C1, Total Cash cost, Free Cash Flow and Underlying EBITDA measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of financial performance.

C1 Cash Cost

C1 costs are defined as the costs incurred to produce copper at an operational level. This includes costs incurred in mining, processing and general and administration as well freight and realisation and selling costs. By-product revenue is credited against these costs to calculate a dollar per pound metric. This metric is used as a of measure operational efficiency to illustrate the cost of production per pound of copper produced.

Total Cash Cost

Total cash costs include C1 cash costs plus royalties and sustaining capital less inventory WIP movements. This metric is used as a measure of operational efficiency to further illustrate the cost of production per pound of copper produced whilst incurring government-based royalties and capital to sustain operations.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less sustaining capital spend on additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate our underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to evaluate our underlying performance.

Underlying EBITDA

Underlying EBITDA is profit before net finance costs, tax, depreciation and amortisation and after any earnings adjustment items, impacting profit. We believe that Underlying EBITDA provides useful information, but should not be considered as an indication of, or alternative to, profit or attributable profit as an indicator of operating performance.

Copper grade

Unless stated otherwise, copper grade mentioned throughout this document refers to mined ore grade.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 6

FINANCIAL AND OPERATIONAL REVIEW

The Half Year Report reflects the consolidated results of MAC and its subsidiaries (collectively referred to as the MAC, MAC Group or the Group). The financial results of the MAC Group for the half year ended 30 June 2025 were largely driven by the operation of its core asset being its 100% owned CSA Copper Mine. The CSA Copper Mine is an established, high grade, producing, underground copper mine, with estimated ore reserves supporting approximately ten years of operation as at 30 June 2025.

Financial performance summary

	HY25	HY24	Change
	US$’000	US$’000	US$’000%
Statutory financial measures
Revenue	163,228	182,160	(18,932)	(10)%
Income from operations - before net finance expenses and income tax expense	29,928	46,019	(16,091)	(35)%
Net loss for the period - after tax (NPAT)	(76,686)	(102,169)	25,483	(25)%
Cash flows from operating activities	65,453	55,105	10,348	19%
Cash and cash equivalents	102,109	88,738	13,371	15%
Basic and diluted loss per ordinary share (US$per share)	(0.93)	(1.56)	0.63	(41)%

Non-statutory measures
Underlying EBITDA[10]	81,220	90,569	(9,349)	(10)%
Free cash flow[11]	53,684	37,700	15,984	42%
C1 cash cost (US$/lb)[12]	1.67	2.08	(0.41)	(19)%
Total cash cost (US$/lb)[13]	2.30	2.89	(0.59)	(20)%

Income statement analysis

Revenue

Copper production is driven by a small number of large-tonnage, high-grade stopes and the timing of when these are sequenced in the period.

During the first quarter, copper production had decreased to 8,644 tonnes at ~4.1% Cu with a higher-grade stope only accessed in the latter part of March 2025. Mining these higher-grade stopes in the second quarter not only resulted in the operations returning to normal but also achieving record levels under MAC’s ownership, including a record-breaking ~385 tonnes of copper produced in one day and increase in second quarter copper production to 10,587 tonnes at ~4.4% Cu.

The sequential increase in copper production in the second quarter resulted in the HY25 copper production decreasing by ~2% compared to HY24. However, the increased June 2025 production and lack of flexibility in the shipping schedule led to a 16% decrease in copper sold for HY25 compared to HY24.

10 See “Non-IFRS financial information” and refer to table 2 for the reconciliation of Underlying EBITDA

11 See “Non-IFRS financial information” and refer to table 3 for the reconciliation of free cash flow

12 See “Non-IFRS financial information” and refer to table 5 for the reconciliation of C1 cash cost

13 See “Non-IFRS financial information” and refer to table 6 for the reconciliation of Total cash cost

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Strong copper prices during HY25 and a reduction of ~73% in TCRC14 offset some of the reduction in copper sold with total revenue decreasing by 11% when compared to HY24, as summarised in the following table:

Table 1: Revenue break-down

	Units	HY25	HY24	Change
Copper produced	Tonnes	19,231	19,650	(419)	(2)%
Copper sold	Tonnes	17,375	20,793	(3,418)	(16)%
Gross copper revenue	US$’000	162,010	189,569	(27,559)	(15)%
TC/RC	US$’000	(2,536)	(9,464)	6,928	(73)%
Copper revenue	US$’000	159,474	180,105	(20,631)	(11)%
Silver revenue	US$’000	6,772	5,890	882	15%
Total revenue	US$’000	166,246	185,995	(19,749)	(11)%
Freight costs	US$’000	(3,018)	(3,835)	817	(21)%
Net revenue	US$’000	163,228	182,160	(18,932)	(10)%

Earnings analysis

MAC Group’s HY25 statutory loss after tax of ~US$77 million, is primarily due to the net financing costs on loans and borrowings of ~US$52 million and other non-cash movements of ~US$57 million in fair value of financial instruments. In HY24, these costs were ~US$33 million and ~US$109 million, respectively.

The ~63% increase in HY25 net finance costs on loans and borrowings predominantly relates to the unwinding of the discount on the Mezzanine Facility including additional costs incurred on the early repayment of this facility and the refinancing of the Senior Debt. The ~48% decrease in non-cash movements in fair value of financial instruments is mainly driven by the repayment of the Mezzanine Facility in the current period and a ~US$39 million revaluation of the public and private warrants immediately before redemption in the comparative period.

MAC’s HY25 Operating profit and Underlying EBITDA have decreased by ~35% and ~10% respectively, which was mainly driven by the decrease of ~16% in copper sold for HY25. Operating profit was also affected by the additional share-based payment expense recognised in HY25 which would be due when the Harmony Transaction becomes legally effective.

Table 2: Reconciliation of loss after tax to Underlying EBITDA

	HY25	HY24	Change
	US$’000	US$’000	US$’000%
Loss after tax (NPAT)	(76,686)	(102,169)	25,483	(25)%
Income tax (benefit) / expense	(2,514)	7,066	(9,580)	(136)%
Net finance costs	51,830	31,799	20,031	63%
Net change in fair value of financial instruments	57,298	109,323	52,025	(48)%
Operating profit	29,928	46,019	(16,091)	(35)%
Depreciation and amortization	37,882	38,365	(483)	(1)%
Organizational restructuring expenses	—	988	(988)	(100)%
IPO and transaction costs[15]	2,717	2,615	102	4%
Other significant items[16]	10,693	2,582	8,112	314%
Underlying EBITDA	81,220	90,569	(9,349)	(10)%

14 Refer to ASX and NYSE release ‘December 2024 Quarterly Report’ dated 29 January 2025

15 Related to the ASX IPO, acquisition of the CSA Copper Mine, refinancing and other investment decisions

16 Includes discretionary bonuses and share-based payments that would be due when the Harmony Transaction is approved

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 8

Corporate and administration expenses

Excluding non-routine expenses such as the IPO and transaction costs and additional share-based payments due when the Harmony Transaction becomes legally effective, corporate and administration expenses during HY25 have decreased by ~US$0.5 million. This decrease reflects management’s continuous focus on cost efficiencies and is an outcome of the establishment of a permanent, qualified, skilled and experienced workforce.

Hedging

Prevailing copper prices during HY25 were higher than those locked in the commodity swap arrangement and lead to a realised hedging loss of ~US$8 million included within finance costs (HY24: US$6 million).

Balance sheet analysis

Cash and liquidity

At the end of HY25, MAC had a cash balance of ~US$102 million and pro-forma liquidity of ~US$196 million, after including ~US$59 million undrawn revolving facility, ~US$11 million outstanding Quotational Period receipts, ~US$18 million of unsold concentrate and ~US5.5 million strategic investment held in POL (31 December 2024: cash and cash equivalents of ~US$172 million and pro-forma liquidity of ~US$213 million).

Loans and borrowings

Net reduction in current and non-current loans and borrowings during the period was mainly driven by the ~US$160 million repayment of the Mezzanine Facility, including capitalised interest to June 2025 and 4% premium, ~US$11 million repayment of silver and copper stream loans, and the ~US$66 million draw down of revolving facility (HY24: US$45 million repayments of loans and borrowings).

Other assets and liabilities

During HY25, the Group incurred capital expenditure of ~US$14 million in relation to the development of the CSA Copper Mine (HY24: US$11 million) and acquired other equipment and assets totalling ~US$19 million to support the mining operations (HY24: US$18 million).

Derecognition of the embedded derivative related to the Mezzanine Facility reduced the derivative financial liabilities by ~US$34 million. However, rising copper prices adversely affected the fair valuation of derivative financial liabilities at the end of HY25 and resulted in a net decrease of ~US$3.5 million (HY24: ~US$20 million).

Based on the average daily London Metals Exchange closing price of copper for the 18-month period leading up to the end of June 2025, the condition of the first contingent payment of US$75 million to Glencore was satisfied on 20 August 2025. This trigger of the first contingent payment and the increase in copper price outlook impacted the fair valuation resulting in other financial liabilities increasing from ~US$142 million at 31 December 2024 to ~US$171 million at 30 June 2025.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 9

Cash flow statement analysis

Operating activities

MAC generated cash flows from operating activities of ~US$65 million in HY25 (~US$55 million in HY24). The cash flows from operating activities were mainly a result of ~US$170 million received from Glencore against sale of Copper (~US$194 million in HY24), offset by ~US$88 million paid to employees and suppliers (~US$110 million in HY24) and ~US$17 million of net interest payments (~US$29 million in HY24).

Investing activities

Investing activities in HY24 totalling ~US$38 million (HY24: ~US$129 million) primarily included ~US$14 million spent for the development of the CSA Copper Mine (HY24: ~US$11 million), ~US$19 million spent on other equipment and assets (HY24: ~US$13 million), ~US$3 million spent on exploration (HY24: ~US$3 million). HY24 investing activities also included consideration and transaction costs paid for the acquisition of the CSA Copper Mine amounting to ~US$98 million.

Financing activities

In HY25, repayments of Mezzanine Facility, and silver and copper stream loans totalling ~US$157 million offset by the ~US$66 million draw down of the revolving facility were the main cash flows related to financing activities. In HY24, ~US$212 million (~A$325 million at A$17.00 per CDI), before costs, raised as part of the ASX listing, was the main contributor of the net inflows from financing activities. These were offset by repayment of senior debt, Glencore working capital loan and silver and copper stream loans totalling ~US$57 million.

Table 3: Reconciliation of cash flows from operations to free cash flow

	HY25	HY24	Change
	US$’000	US$’000	US$’000%
Cash flows from operating activities	65,453	55,105	10,348	19%
Sustaining capital	(11,769)	(17,405)	5,636	(32)%
Free cash flow	53,684	37,770	15,984	42%

Entities over which control has been gained or lost during the period

In HY25, the Company has not gained or lost control over any entity (HY24: None)

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Operational performance summary

ESG

Safety

The Total Recordable Injury Frequency Rate (TRIFR) for the CSA Copper Mine at the end of HY25 was 6.9 (HY24: 14.4). This is well below the NSW underground metalliferous TRIFR average of 9.817.

The positive momentum that started towards the end of 2024 has been maintained, with both the total number of incidents recorded and the severity of these incidents further reducing during the half year.

Graph 1: 12 Months TRIFR Average: CSA vs Industry

Sustainability Report

MAC recognizes the importance of our environmental, social and governance responsibilities and that sustainability strategies more broadly are integral to the way we operate and essential to the accomplishment of our goals.

As a result, in HY25, we published our inaugural annual sustainability report on 28 March 2025, which provides an overview of our material ESG topics, a summary of current performance and an outline of future activities and initiatives to improve our reporting and disclosures over time. Further, in preparation for the 2026 reporting in compliance with AASB S2, MAC undertook a Climate Risk Assessment to identify and quantify our climate related risks and opportunities. This risk assessment is the basis for the AASB S2 Climate related disclosures, which require mandatory reporting for MAC in 2026.

Community

MAC donated A$100,000 to the local Cobar Shire Council’s Museum’s Coach House and Underground Mining Experience project which has also been funded through two New South Wales Government programs. The aim of the project is to increase visitation, expenditure and extend the length of stay for visitors to regional New South Wales. In addition to the donation, MAC also contributed underground video footage taken at the CSA Mine which will be used in the museum’s underground experience. MAC believes it is important to invest in the local community in which it operates.

17 Industry TRIFR source: Mine Safety performance report 2023-2024, Resource regulator Department of Regional NSW

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Regulatory

The CSA Forward Plan has been updated and submitted to the NSW Resources Regulator along with a revised RCE. The revised RCE resulted in a reduction of ~A$4 million, which was mostly for works which have been completed on the current Southern Tailings Facility. A rehabilitation risk assessment was undertaken as part of the compliance requirements with the NSW Resources Regulator and to inform MAC of rehabilitation risks and requirements. There have been no reportable environmental incidents during the half year.

Construction activities on the Stage 10 embankment raise have been ongoing with works on the foundation and development on the East Mound. The majority of the West Mound has been raised to Stage 10. A key trench has been completed and backfilled on the northern half of the mound with a large portion of the northern half raised. The Stage 10 TSF embankment provides TSF capacity out to 2030 and is one of the three main capital projects being undertaken in 2025.

Production

Physicals

HY25 was initially affected by the sequencing of stopes mined in January and February 2025 with a higher-grade stope only accessed in the latter part of March 2025. This was then offset by a ramp up in production through mining the higher-grade stopes during the rest of the half year. Production also benefited from increased average milled copper grade of 4.29% for the half year. Refined mining methods implemented in 2024, including updated blasting techniques and double lift stope extraction sequence continued to result in less mining dilution with stronger grades and less total ore tonnes for the same metal during the half year.

Table 4: Production physicals

	Units	HY25	HY24	Change
Ore mined	Tonnes	464,844	527,500	(62,656)	(12)%
Tonnes milled	Tonnes	457,165	527,233	(70,068)	(13)%
Copper grade processed	%	4.29%	3.80%	0.49%	13%
Copper recovery	%	98.33%	97.80%	0.53%	1%
Copper produced	Tonnes	19,231	19,650	(419)	(2)%
Silver produced	Ounces	236,861	236,254	607	—%

C1 Cash Cost

C1 cash cost decreased by ~19% from US$2.08/lb in HY24 to US$1.67/lb in HY25 mainly attributable to an increase of ~13% in copper grade processed, a decrease of ~73% in TCRCs and an overall decrease in operating costs of ~13%.

Table 5: Reconciliation of cost of goods sold to C1 cash cost

	HY25	HY24	Change
Cost of goods sold	101,581	118,158	(16,577)	(14)%
Selling and distribution expenses	10,218	6,080	4,138	68%
Treatment and refining charges deducted from revenue	2,536	9,546	(7,010)	(73)%
Freight deducted from revenue	3,018	3,835	(817)	(21)%
Silver credit included in revenue	(6,772)	(5,890)	(882)	15%
Movements in copper concentrate included in cost of goods sold	3,717	(165)	3,882	(2,353)%
Total direct and indirect costs	114,298	131,564	(17,266)	(13)%
Depreciation and amortization	(37,882)	(38,365)	483	(1)%
Total cash costs excluding capital spend	76,416	93,199	(16,783)	(18)%
Rates and royalties	(5,434)	(3,126)	(2,308)	74%
C1 cash cost	70,982	90,073	(19,091)	(21)%
Copper produced (lb’000)	42,397	43,320	(923)	(2)%
C1 cash cost/lb	1.67	2.08	(0.41)	(19)%

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 12

Table 6: Reconciliation of total cash costs excluding capital spend to total cash cost

	HY25	HY24	Change
Total cash costs excluding capital spend	76,416	93,199	(16,783)	(18)%
Sustaining capital	11,769	17,405	(5,636)	(32)%
Capitalized development[18]	6,425	11,318	(4,893)	(43)%
Exploration	3,098	3,308	(210)	(6)%
Total cash cost	97,708	125,230	(27,522)	(22)%
Copper produced (lb’000)	42,397	43,320	(923)	(2)%
Total cash cost/lb	2.30	2.89	(0.59)	(20)%

Treasury

Cash position, liquidity and debt facilities

MACs cash holding at the end of HY25 was ~US$102 million (31 December 2024: ~US$172 million) and a net debt19 position of ~US$123 million (31 December 2024: ~US$132 million).

There was ~$28.6 million of cash received for copper concentrate sold to Glencore on 24 June 2025 for which revenue is to be accounted for in early July 2025.

The cash position also reflects ~US$160 million repayment of the Mezzanine Facility, including capitalised interest to June 2025 and 4% premium, ~US$11 million repayment of silver and copper stream loans, ~US$66 million draw down of revolving facility, ~US$4.2 million in interest payments for the Senior debt and US$14.3 million interest payments for the Mezzanine Facility during the half year.

At the end of HY25, MAC had a pro-forma liquidity of ~US$196 million, after including ~US$59 million undrawn revolving facility, ~US$11 million outstanding Quotational Period receipts, ~US$18 million of unsold concentrate and ~US5.5 million strategic investment held in POL (31 December 2024: Pro-forma liquidity of ~US$213 million).

Hedging

In adherence to our Debt Facility Agreement, MAC Copper previously implemented a hedging program covering the period to June 2026. During the year, the Company delivered 6,210 tonnes of copper into the hedge book at a price of US$3.72/lb. A summary of our open hedge positions as at 30 June 2025 is included below:

Table 7: Hedge position

	Copper
	2025	2026	Total
Future Sales (t)	6,210	5,175	11,805
Future Sales ($/t)	3.72	3.72	3.72

18 Excluding ventilation project

19 Senior Debt + Mezzanine Facility - Cash and cash equivalents (excluding streams)

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 13

Contingent consideration for the acquisition of CMPL

Under the terms of the CMPL Share Sale Agreement with Glencore, MAC will become obliged to pay to Glencore:

●	a contingent payment of US$75 million if, over the life of the CSA Copper Mine, the average daily London Metal Exchange closing price of copper is greater than US$9,370/t (US$4.25/lb) for any rolling 18-month period; and
●	a contingent payment of US$75 million if, over the life of the CSA Copper Mine, the average daily London Metal Exchange closing price of copper is greater than US$9,920/t (US$4.50/lb) for any rolling 24-month period.

Based on the average daily London Metal Exchange closing price of copper, the first US$75 million liability was triggered subsequent to the period end on 20 August 2025.

Under the terms of the CMPL Share Sale Agreement and the Intercreditor Deed, any obligation on MAC to make the contingent payments to Glencore upon satisfaction of the applicable condition is deferred until the earlier of:

●	such payment being permitted under the terms of the transaction financing used to fund the acquisition of the CSA Copper Mine on 16 June 2023; and
●	the three-year anniversary of MAC’s acquisition of the CSA Copper Mine.

Given the terms of the CMPL Share Sale Agreement and Intercreditor Deed, MAC expects the first contingent payment to become payable by MAC on 17 June 2026, being one business day after the three-year anniversary of when MAC originally acquired the CSA Copper Mine.

Given MAC’s current liquidity position, the Company expects to be able to fully cash settle this obligation when it becomes payable.

Ongoing projects

Pathway to >50,000 tonne per annum of copper production

The CSA mine is already benefiting from productivity improvements initiated under MAC ownership such as double lift stopes, and operational efficiencies aimed at reducing waste and ensuring efficient delivery of ore.

To further progress towards becoming a 50ktpa+ copper equivalent producer in 2026 and beyond, there are two key projects that are essential to achieve this, being the Ventilation project which is due for completion Q3 2026 and the opening up of the new Merrin Mine with first ore expected in Q4 2025.

The delivery of both these are essential to achieve our strategic goal of uplifting production to over 50,000 tonnes of copper equivalent production by 2026 and unlock the full potential of the CSA copper mine.

Ventilation project

The Capital Vent Project is designed to support increased mining activity and improving distribution of chilled air to lower mine levels and ensuring operational longevity beyond the current reserve life. The project remains a key enabler for sustained production growth at CSA.

Total spend in HY25 was US$11 million, with 904 metres of development being completed. Progress continued establishing access to the first raise bore location, additional geotechnical drilling was completed, and procurement of ventilation fans advanced.

The Company has employed a dedicated Project Manager with extensive underground mine infrastructure experience to have overall control of the project with specific focus on managing the fan chamber excavation and fan installation. This work is a critical time and cost aspect of the project.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 14

Four vendors have pre-qualified to Design, Engineer, Construct & Commission the fan chamber component of the project and tender documents are being finalised. In addition, raise boring contractor negotiations are being finalised.

The project is progressing well, with development successfully integrated into existing operations. It remains on target to be completed by Q3 2026.

The new Merrin Mine

Progress continued in developing the Merrin Mine in HY25 and a total of 740 metres of capital development was completed which demonstrated that development rates are materially faster (and cheaper) in the Merrin Mine than the existing mining areas with fewer operational constraints.

The new Merrin Mine presents an opportunity for incremental copper and zinc production at the CSA Mine, and is an additional mining area not currently connected to the bottom of the mine located ~150m below the surface. Drilling to upgrade this deposit from resource to reserve in some areas has been completed, with ore mining expected to commence by Q4 2025. Drilling continues in the upper remnant sections to provide grade and geotechnical data.

Total capital spend in HY25 was US$4.2 million, primarily allocated to project startup, equipment costs, decline development and diamond drilling.

Conceptual mine design for the first stage of the Merrin Mine has focused on the 2-level to 6-level which will allow for quicker and progressive access to the ore. Conceptual planning of the copper and zinc stopes and related development is completed which supports the commitment for further drilling to raise the resource category in these areas to measured and indicated.

An additional benefit of completing the Merrin Mine is the opportunity to replace the existing decline to allow access to significant volumes of sterilised ore. This will also provide the mine with a larger, more modern decline suited to larger equipment that will better service the entire mine.

In addition, POL has also recommissioned its Endeavour concentrator providing a processing pathway for the Merrin zinc ore. MAC has an existing toll treatment agreement with POL to treat the Merrin zinc ore at the Endeavour Mill which is 45km to the north of CSA via sealed roads.

Exploration

During HY25, MAC invested US$3m in exploration and evaluation activities, which primarily included continued exploratory and resource definition diamond drilling on CML5.

A Fixed Loop Electromagnetic (FLEM) survey, accompanied with low-temperature Superconducting Quantum Interference Devices (SQUIDs), was completed across the Bundella Project area, located 15 km north of the CSA Mine and 18 km east of the Endeavour Mine, on EL5693. The area shares a lithological and structural setting analogous to the CSA Mine and is considered highly prospective for hosting high-grade Cobar-style deposits.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 15

While modelling is ongoing, the survey has identified a significant late-time electromagnetic displaying key characteristics typical of a Cobar-style deposit, including:

●	A strike extent of approximately 500 metres, oriented North-North-East
●	A vertical extent exceeding 600 metres, with the conductor plate extending to ~940 metres depth (approaching the detection limit)
●	A depth to top of ~330 metres below surface
●	A conductance of ~2,000 Siemens – consistent with massive sulphide bodies and comparable to conductance used in modelling the CSA ore body

MAC considers the E2C anomaly a high-priority target with all necessary approvals obtained during the half year. Diamond drilling commenced in early July 2025 to test the source of the conductor.

Mine Plan, Resource and Reserve

The update to the Reserves and Resources was announced on 25 February 2025 – see announcement for detail and summary of the changes made.20

20 Refer to ASX release ‘Updated Resource & Reserve Statement & Production Guidance’ dated 24 February 2025

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 16

DIRECTORS’ REPORT

The directors present their report together with the consolidated financial statements of MAC Copper Limited (MAC or the Company) and its subsidiaries, Metals Acquisition Corp. (Australia) Pty Ltd (MAC AU) and Cobar Management Pty Ltd (CMPL) (together the Group) for the half year ended 30 June 2025 and the auditors’ review report thereon.

Directors

The directors of the Company at any time during or since the end of the financial period are:

Name	Role
Ms Patrice Merrin	Chair
Mr Michael McMullen	Chief Executive Officer
Mr Rasmus Gerdeman	Audit Chair
Mr Graham van’t Hoff	Independent Non-Executive Director
Mr Charles McConnell	Independent Non-Executive Director
Ms Leanne Heywood	Independent Non-Executive Director
Ms Anne Templeman-Jones	Independent Non-Executive Director
Mr Mohit Rungta	Glencore nominated Non-Executive Director

The directors held office for the entire period unless otherwise stated.

Principal activities

The principal activities of the Group during the course of the half year were the operation of the CSA Copper Mine in Australia for the mining and production of copper and silver.

The CSA Copper Mine is an established, high grade, producing, underground copper mine, with current estimated Ore Reserves supporting approximately ten and a half years of operation.

There were no other significant changes in the nature of the activities of the Group during the half year.

Review of the results and operations

The review of the results and operations of the Group is set out on pages 7 to 16, and forms part of the Directors’ Report.

Dividends

No dividends were declared and paid by the Company to its members in respect of the half year ended 30 June 2025 (2024: $nil).

Auditor’s Independence

The Directors obtained an independence declaration from the Company’s auditors, Ernst & Young LLP.

This directors’ report is made out in accordance with a resolution of the directors:

/s/ Patrice Merrin	/s/ Michael James McMullen
Patrice Merrin	Mick McMullen
Chair	CEO

Dated at Perth this 22nd day of August 2025

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 17

MAC Copper Limited

Half year financial statements

for the six months ended 30 June 2025

MAC Copper Limited

Half year financial statements

for the six months ended 30 June 2025

MAC Copper Limited

Condensed consolidated statement of comprehensive income

for the six months ended

		30 June	30 June
US$ thousand	Notes	2025	2024
Revenue	6	163,228	182,160
Cost of goods sold		(101,581)	(118,158)
Administrative expenses		(20,820)	(12,222)
Selling and distribution expenses		(10,218)	(6,080)
Other (expenses)/income, net		(681)	319
Income from operations		29,928	46,019

Finance income	7	3,187	1,652
Finance costs	7	(55,017)	(33,451)
Net change in fair value of financial instruments	7	(57,298)	(109,323)
Net finance costs		(109,128)	(141,122)

Loss before income taxes		(79,200)	(95,103)
Income tax benefit/(expense)	8	2,514	(7,066)
Net loss for the period		(76,686)	(102,169)

Total comprehensive loss for the period		(76,686)	(102,169)

Basic and diluted loss per ordinary share		(0.93)	(1.56)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAC Copper Limited

Condensed consolidated statement of financial position

as at

		30 June	31 December
US$ thousand	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents		102,109	171,897
Trade and other receivables		14,904	7,310
Inventories	9	34,532	27,979
Investments		5,538	—
Prepayments and other current assets		362	757
Total current assets		157,445	207,943

Non-current assets
Property, plant and equipment	10	1,164,712	1,171,049
Exploration and evaluation		27,486	24,388
Inventories	9	185	222
Investments		—	3,984
Total non-current assets		1,192,383	1,199,643

Total assets		1,349,828	1,407,586

Liabilities
Current liabilities
Trade and other payables		79,742	51,050
Lease liability		5,872	4,484
Loans and borrowings	11	42,255	58,266
Derivative financial liabilities	15	25,722	22,179
Current tax liability		12,310	7,314
Provisions	12	12,413	13,357
Other financial liabilities	13	92,060	29,485
Total current liabilities		270,374	186,135

Non-current liabilities
Lease liability		1,572	5,749
Loans and borrowings	11	325,321	344,925
Derivative financial liabilities	15	50,014	57,065
Deferred tax liability		111,976	119,487
Provisions	12	21,594	20,547
Liability for cash-settled share-based payments	16	14,904	5,631
Other financial liabilities	13	74,270	112,554
Total non-current liabilities		599,651	665,958

Total liabilities		870,025	852,093

Net assets		479,803	555,493

Equity
Share capital	17	8	8
Share premium	17	802,441	801,445
Other capital reserves	17	1,212	1,212
Accumulated deficit		(323,858)	(247,172)
Total equity		479,803	555,493

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements were approved and authorised for issue by the Board of Directors on 22 August 2025 and signed on its behalf by:

Patrice Merrin

MAC Copper Limited

Condensed consolidated statement of changes in equity

for the six months ended 30 June 2025 and 2024

				Other
		Share	Share	capital	Accumulated
US$ thousand	Notes	capital	premium	reserves	deficit	Total
Balance as of 1 January 2025		8	801,445	1,212	(247,172)	555,493
Shares issued on redemption of RSUs	17	—	996	—	—	996
Net loss		—	—	—	(76,686)	(76,686)
Balance as of 30 June 2025		8	802,441	1,212	(323,858)	479,803

Balance as of 1 January 2024		5	432,295	1,212	(165,485)	268,027
ASX capital raise	17	2	211,708	—	—	211,710
Shares issuance costs	17	—	(6,912)	—	—	(6,912)
Shares issued on redemption of warrants	17	—	65,854	—	—	65,854
Shares issued on redemption of DSUs	17	—	246	—	—	246
Net loss		—	—	—	(102,169)	(102,169)
Balance as of 30 June 2024		7	703,192	1,212	(267,654)	436,757

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAC Copper Limited

Condensed consolidated statement of cash flows

for the six months ended

	30 June	30 June
US$ thousand	2025	2024
Cash flows from operating activities:
Loss before income taxes	(79,200)	(95,103)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	37,882	38,365
Net foreign exchange losses/(gains)	575	(886)
Finance income	(3,187)	(766)
Finance costs	54,442	33,451
Net change in fair value measurements of financial assets and liabilities	57,298	109,323
Movement in provisions	(1,438)	(2,187)
Other non-cash transactions	—	(2,099)
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables	(7,047)	24,524
(Increase)/decrease in other receivables	(487)	336
Decrease in prepayments	354	529
Increase in inventories	(6,516)	(1,048)
Increase/(decrease) in trade payables	7,140	(388)
Increase/(decrease) in other payables	19,004	(9,622)
Decrease in derivative financial instruments	(6,848)	(11,593)
Increase in liability for cash-settled share-based payments	10,315	4,627
Decrease in deferred liabilities	(25)	(3,057)
Cash used in operating activities	82,262	84,406
Interest received	1,620	766
Interest paid	(18,429)	(30,067)
Net cash from operating activities	65,453	55,105

Cash flows from investing activities:
Purchase of property, plant, and equipment and intangibles	(33,206)	(24,113)
Exploration and evaluation	(3,098)	(3,308)
Investment in equity instruments	(1,582)	(1,846)
Proceeds from sale of investment in equity instruments	2,597	—
Acquisition of subsidiary	—	(75,000)
Payment of contingent royalty consideration	(2,425)	(1,815)
Stamp duty paid on acquisition of subsidiary	—	(23,213)
Net cash used in investing activities	(37,714)	(129,295)

Cash flows from financing activities:
Proceeds from issue of share capital	—	204,796
Payment of deferred underwriting and transaction costs	—	(12,968)
Proceeds from loans and borrowings	62,725	—
Repayment of loans and borrowings	(145,339)	(45,441)
Repayment of silver and copper stream loans	(11,549)	—
Repayment of working capital loan	—	(11,522)
Payment of lease liabilities	(3,779)	(4,002)
Net cash from financing activities	(97,942)	130,863

Net change in cash	(70,203)	56,673
Cash, beginning of the period	171,897	32,372
Net foreign exchange difference	415	(307)
Cash, end of the period	102,109	88,738

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAC Copper Limited

Notes to the condensed consolidated financial statements

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

1.Corporate information

MAC Copper Limited (“MAC”, the “Company” or “we”), is a Company incorporated under the laws of Jersey, with limited liability. MAC was incorporated on 29 July 2022 with registered address 3rd Floor, 44 Esplanade St. Helier, JE4 9WG, Jersey. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in the operation of the Cornish, Scottish and Australian underground copper mine (the “CSA mine”) in Australia, owned by Cobar Management Pty Limited (“CMPL”), one of the wholly owned subsidiaries of the Company. The principal place of business of the Company is 3rd Floor, 44 Esplanade St. Helier, JE4 9WG, Jersey.

On 27 May 2025, MAC announced that it has entered into a binding scheme implementation deed with Harmony Gold Mining Company Limited (“Harmony”) and Harmony Gold (Australia) Pty Ltd (“Harmony Australia”), a wholly owned subsidiary of Harmony, under which it is proposed that Harmony Australia will acquire 100% of the issued share capital in MAC by way of a Jersey scheme of arrangements (the “Scheme”) and MAC shareholders will receive US$12.25 cash (the “Scheme Consideration”) per MAC share (the “Transaction” or the “Harmony Transaction”).

As at 30 June 2025, the Scheme remained subject to certain conditions including restructuring and amendment or restatement of MAC’s streaming and royalty arrangements, shareholders vote and regulatory approvals. Note 20 provides a summary of the progress on the Harmany transaction subsequent to the period end.

2.Basis of accounting

(a)Statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) of the Group are general purpose financial statements prepared in accordance with IAS 34 Interim Financial Reporting.

These interim financial statements do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended 31 December 2024. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended 31 December 2024.

These interim financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at 30 June 2025 and the results of operations and cash flows for the six months ended 30 June 2025 (“interim reporting period”). Operating results for the six months ended 30 June 2025 are not necessarily indicative of the results that may be expected for the full year ending 31 December 2025.

(b)Basis of measurement

These interim financial statements have been prepared on an accruals basis and are based on historical cost except for certain financial assets and liabilities which are measured at fair value. Historical cost is generally based on the fair values of the consideration given in exchange for assets.

All values in these interim financial statements are rounded to the nearest thousand, except where otherwise indicated.

(c)Functional and presentation currency

These interim financial statements are presented in U.S. dollars (“USD”, “US$” or “$”), which is the Group’s functional currency.

(d)Going concern

These interim financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

2.Basis of accounting (continued)

(d)Going concern (continued)

As at 30 June 2025, the Group’s current liabilities exceed current assets by $112,929 thousand (31 December 2024: current assets exceeded current liabilities by $21,808 thousand).

In the event of the Scheme being implemented (refer Note 1 above), MAC and all its assets and liabilities will transfer to Harmony Australia and Harmony will be responsible to meet MAC’s obligations as and when they fall due.

As the implementation of the Scheme remains subject to certain conditions outside the control of both parties, to support the assessment of going concern, management have prepared a cashflow forecast which is independent of the Harmony Transaction and covers the period of at least 12 months from the date of these interim financial statements. Based on the cashflow forecast, management anticipates that the Group will be able to pay its debts as and when they fall due during this period. Noting the inherent risks associated with achieving the cashflow forecast, key assumptions in the cashflow forecast include:

●	The CSA mine achieving copper production within the guidance range announced by the Company;
●	The Group continuing to maintain the efficiencies achieved within the CSA mine;
●	The CSA mine producing sufficient cash inflows to fund MAC’s financing arrangements; and
●	Continued strong copper price environment.

The Directors have a reasonable expectation that these assumptions can be satisfied and believe it is appropriate to prepare these interim financial statements on a going concern basis. In the event that the key assumptions noted above are not achieved and additional funding is required, the Group can seek alternative sources of funding which the Directors believe would be available including the draw down of the revolving facility.

3.Changes in accounting standards and the Group’s accounting policies

The accounting policies applied in these interim financial statements are consistent with those applied in the Group’s full year consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2025, but do not have a material impact on the interim financial statements of the Group.

4.Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the full year consolidated financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management commitments, where appropriate. Revisions to estimates are recognised prospectively.

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

4.Use of judgements and estimates (continued)

Measurement of fair values (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these interim financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases (“IFRS 16”), and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories (“IAS 2”) or value in use in IAS 36 Impairment of Assets (“IAS 36”).

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
●	Level 3 inputs are unobservable inputs for the asset or liability.

Further information about the assumptions made in measuring fair values is included in Note 15.

5.Segment information

The chief operating decision maker has been identified as the Chief Executive Officer (“CEO”). The CEO makes decisions with respect to allocation of resources and assesses performance of the Group. The Group is organised and operates in one single operating segment focused on the mining and production of copper and silver from the CSA mine. As such the performance of the Group is assessed and managed in totality.

The CEO primarily uses a non-IFRS measure of adjusted earnings before interest, tax, depreciation and amortisation (see Adjusted EBITDA below) to assess the performance of the Group. The CEO also receives information about the Group’s revenue on a monthly basis. Information about the Group’s revenue is disclosed in Note 6.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of significant items of income and expenditure which might have an impact on the quality of earnings such as restructuring costs, legal expenses and impairments where the impairment is the result of an isolated, non-recurring event. It also excludes the effects of equity-settled share-based payments and unrealised gains or losses on financial instruments.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

5.Segment information (continued)

Adjusted EBITDA (continued)

Adjusted EBITDA reconciles to loss after tax as follows:

	Six months ended 30 June
US$thousand	2025	2024

Loss after tax	(76,686)	(102,169)
Income tax (benefit)/expense	(2,514)	7,066
Net finance costs	51,830	31,799
Net change in fair value of financial instruments	57,298	109,323
Operating profit	29,928	46,019
Depreciation and amortisation	37,882	38,365
Organisational restructuring expenses	—	988
IPO and transaction costs[1]	2,717	2,615
Other significant expenses[2]	10,693	2,582
Adjusted EBITDA	81,220	90,569

1 related to the ASX IPO, acquisition of the CSA Copper Mine, refinancing and other investment decisions

2 includes discretionary bonuses and share based payments that would be due if the Scheme is implemented

6.Revenue

	Six months ended 30 June
US$ thousand	2025	2024
Sale of commodities - Copper	156,456	176,270
Sale of commodities - Silver	6,772	5,890
Total	163,228	182,160

Upon the acquisition of CMPL, the Company entered into an Offtake Agreement with Glencore International AG (“GIAG”), the Switzerland-based parent entity of Glencore Operations Australia Pty Limited (“Glencore”). The Offtake Agreement is a LOM obligation, pursuant to which the Company is committed to selling all the material to Glencore, and GIAG is committed to buying all the material.

Revenue is derived principally from the sale of commodities, recognised once the control of the goods has transferred from the Group to the customer.

Products of the Group may be provisionally priced at the date revenue is recognised. As at 30 June 2025, the Group had 11,826.73 payable copper metal tonnes of provisionally priced copper sales subject to final pricing over the next several months (31 December 2024: 9,949.32 payable copper metal tonnes). The average provisional price per tonne of these provisionally priced sales subject to final pricing is $9,551.84 (31 December 2024: $9,140.24). Impact of provisionally priced sales is accounted under IFRS 9 Financial Instruments (“IFRS 9”). Final settlements are recognised within revenue.

Under the Group’s sales offtake agreement, optionality exists to allow the parties to the transaction to complete advance payment sales. In such cases, the product may be sold at either the mine site and/or at port with title and control transferring earlier in the process than otherwise. For two transactions that occurred during the 2024 comparative period, the Group had applied ‘bill and hold’ guidance under IFRS 15. In applying this guidance, the key judgment in determining when to recognise revenue is assessing whether the bill and hold arrangement has substance. In assessing the substance of the bill and hold arrangement, the Group had considered the fact pattern specific to the sales in question, delays that occurred beyond both parties’ control, the structure of the contract with the counterparty, and the reason for the execution of the sale.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

7.Finance income and costs

	Six months ended 30 June
US$ thousand	2025	2024
Finance income
Interest income	1,639	766
Realised gain on sale of investments	1,548	—
Foreign exchange gain	—	886
Total finance income	3,187	1,652

Finance costs
Interest expense under the effective interest rate method on:
– Loans and borrowings	(33,176)	(26,303)
– Lease liabilities	(446)	(725)
Debt extinguishment and modification costs	(12,469)	—
Unwinding of discount on rehabilitation provision	(412)	(532)
Commodity swap loss	(7,794)	(5,714)
Realised loss on warrants redemption	—	(148)
Realised loss on copper and silver streams	(145)	(29)
Foreign exchange loss	(575)	—
Total finance costs	(55,017)	(33,451)

Net change in fair value measurements of financial instruments
Change in fair value of:
– Warrant liability	(3,769)	(40,845)
– Equity instruments	750	(495)
– Embedded derivative – copper and silver streams	(20,848)	(27,598)
– Embedded derivative – mezzanine debt facility	—	185
– Contingent liability – royalty deed	(1,304)	(7,213)
– Contingent liability – copper consideration	(25,540)	(10,200)
– Commodity swap liability	(6,587)	(23,157)
Total net change in fair value of financial instruments	(57,298)	(109,323)

Net finance costs	(109,128)	(141,122)

8.Income taxes

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the condensed consolidated statement of comprehensive income are:

	Six months ended 30 June
US$ thousand	2025	2024
Current income tax expense	4,996	3,521
	4,996	3,521

Deferred tax (benefit)/expense
Origination and reversal of temporary differences	(7,510)	3,545
	(7,510)	3,545
Total income tax (benefit)/expense	(2,514)	7,066

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

9.Inventories

	30 June	31 December
US$ thousand	2025	2024
Current
Supplies and consumables	13,545	11,601
Work in progress	2,782	1,890
Finished goods	18,205	14,488
Total current	34,532	27,979

Non-current
Supplies and consumables	185	222
Total non-current	185	222
Total inventories	34,717	28,201

At 30 June 2025:

●	Work in progress and finished goods inventory is measured at cost with no inventory write-downs (31 December 2024: $nil).
●	Supplies and consumables is measured at cost less allowance for obsolete stock of $700 thousand (31 December 2024: $700 thousand).
●	Inventories that are not expected to be utilised or sold within 12 months are classified as non-current inventory and held in Australia.

10.Property, plant and equipment

(a)Acquisitions and disposals

During the six months ended 30 June 2025, the Group acquired assets with a cost of $32,759 thousand (30 June 2024: $28,723 thousand). This includes costs incurred for mine development amounting to $14,022 thousand (30 June 2024: $11,318 thousand) and additions to assets under construction amounting to of $18,706 thousand of $18,706 thousand (30 June 2024: $17,149 thousand).

(b)Depreciation

During the six months ended 30 June 2025, the Group recognised $37,882 thousand (30 June 2024: $34,096 thousand) of depreciation expense in cost of goods sold.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

11.Loans and borrowings

	30 June	31 December
US$ thousand	2025	2024
Current
Senior syndicated facility	21,328	38,644
Copper stream	10,726	10,275
Silver stream	10,201	9,347
	42,255	58,266

Non-current
Mezzanine debt facility	—	95,003
Senior syndicated facility	194,492	116,032
Copper stream	75,250	75,636
Silver stream	55,579	58,254
	325,321	344,925
	367,576	403,191

The following table presents the continuity schedule of loans and borrowings during the period ended 30 June 2025:

US$ thousand	Carrying amount
Balance as of 1 January 2025	403,191
Drawdowns
Drawdown of senior syndicated facility	66,000
Arrangement fee deducted from drawdown	(3,275)

Repayments
Mezzanine debt facility	(112,984)
Copper and silver delivered against copper and silver stream	(11,549)

Other movements
Debt extinguishment and modification costs	12,469
Amortisation expense	13,724
Balance as of 30 June 2025	367,576

During the period, on 13 March 2025, MAC announced the amendments to the Company’s debt structure. As a result of these amendments:

a)	the senior syndicated facility agreement (“SFA”) has been amended in the following manner:
●	National Australia Bank Limited, Westpac Banking Corporation and Macquarie Bank Limited have joined the group of Senior Lenders;
●	Repayments under Facility A of $159,000 thousand have been deferred until 30 September 2025;
●	Revolving Facility B has been increased from $25,000 thousand to $125,000 thousand;
●	A new letter of credit facility (“Facility C”) of $45,000 thousand has been added to the SFA, which has been utilised to replace Glencore’s performance guarantee in relation to the rehabilitation costs associated with CMPL mining activities (refer Note 19);
●	Final scheduled maturity date of these facilities has been extended to 14 March 2028; and

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

11.Loans and borrowings (continued)

●	Margin included in the interest on these facilities has been changed from a fixed 3.0% per annum to a range of 2.50% to 3.0% depending on MAC’s Net Debt to EBITDA ratio defined in the amended SFA.
b)

MAC exercised its right to repay the mezzanine debt facility in full. MAC utilised the proceeds from the 15 October 2024 private placement and $66,000 thousand drawdown from Facility B of the SFA to pay off a total of $160,656 thousand to Sprott Private Resource Lending II (Collector-2), LP, including the prepayment interest premium, as full and final settlement of the Mezzanine debt facility, excluding Mezz Warrants as summarised below:

Six months ended
US$ thousand	30 June 2025
Repayment - Mezzanine debt facility	112,984
Repayment - Mezzanine debt facility embedded derivative (Note 15)	32,355
Total repayment before interest and costs	145,339

Accrued interest up to the date of repayment	3,652
Additional prepayment interest per the terms of early settlement	10,597
Other costs related to settlement	1,068
Total repayment	160,656

12.Provisions

	Employee	Rehabilitation
US$ thousand	entitlements	costs	Total
Balance as of 1 January 2025	14,606	19,298	33,904
Released	(1,395)	—	(1,395)
Additions	—	622	622
Accretion	—	412	412
Movements from foreign exchange impact	464	—	464
Balance as of 30 June 2025	13,675	20,332	34,007

Current	12,413	—	12,413
Non-current	1,262	20,332	21,594
Balance as of 30 June 2025	13,675	20,332	34,007

13.Other financial liabilities

	30 June	31 December
US$ thousand	2025	2024
Current
Contingent consideration	86,050	23,680
Royalty liability	5,785	5,592
Financial liabilities arising from sale and leaseback transaction	225	213
	92,060	29,485

Non-current
Contingent consideration	33,540	70,370
Royalty liability	40,730	42,069
Financial liabilities arising from sale and leaseback transaction	—	115
	74,270	112,554
	166,330	142,039

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

14.Financial instruments and financial risk management

Due to the nature of operations, the Group is subject to certain financial risks. The key financial risk factors that arise from the Group’s activities, including the Group’s policies for managing the financial risks, are outlined below.

(a)Market risk

Commodity price risk

The Group is subject to price risk associated with fluctuations in the market prices for copper and silver. A significant change in commodity prices could have a material effect on the Group’s revenues and financial instruments, including certain derivative instruments and contingent consideration whose values fluctuate with changes in the prices of copper or silver (Note 15).

The Group closely monitors trends in the market prices of copper, silver and other metals as part of its routine activities, as these trends could significantly impact future cash flows. As at 30 June 2025, the Group estimates that a 10% increase (decrease) in price of commodities sold with provisional pricing feature, with all other variables held constant, would result in an increase (decrease) of $11,297 thousand (31 December 2024: $9,094 thousand) in profit after tax. Also refer Note 15 for a description of how the changes in commodity price may affect certain derivative instruments and contingent consideration.

Currency risk

The foreign currency transactions entered into by the Group are not generally hedged. The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities are as follows:

	Australian
Local currency thousand	Dollar	Euro	Total
30 June 2025
Cash and cash equivalents	37,550	—	37,550
Trade and other receivables	1,806	—	1,806
Trade and other payables	(57,315)	—	(57,315)
Lease liabilities	(11,365)	—	(11,365)
Total	(29,324)	—	(29,324)

31 December 2024
Cash and cash equivalents	76,497	—	76,497
Trade and other receivables	661	—	661
Trade and other payables	(48,024)	(25)	(48,049)
Lease liabilities	(16,460)	—	(16,460)
Total	12,674	(25)	12,649

The following table details the Group’s estimated sensitivity to a 10% increase (decrease) in the USD against the relevant foreign currencies as a result of translating the Group’s foreign currency denominated monetary assets and liabilities.

A positive number below indicates an increase in profit where the USD strengthens 10% against the relevant currency. For a 10% weakening of the USD against the relevant currency, there would be a comparable impact on the profit and the balances below would be negative.

	30 June	31 December
US$ thousand	2025	2024
Australian Dollar
Profit or loss	(1,921)	788

Other
Profit or loss	—	(2)

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

14.Financial instruments and financial risk management (continued)

(a)Market risk (continued)

Interest rate risk

As at 30 June 2025, the Group estimates that a 1% increase (decrease) in interest rates, with all other variables held constant, would result in an increase (decrease) of $563 thousand (31 December 2024: $851 thousand) to interest expense.

(b)Credit risk

The Group’s only customer is GIAG in Switzerland, which represents 100% of trade receivables and total revenue. Although the Group has not experienced significant problems with the collection of receivables, a significant change in the creditworthiness of GIAG could have a material adverse effect on the Group’s consolidated financial position.

(c)Liquidity risk

The Group’s credit profile and funding sources ensure that sufficient liquid funds are maintained to meet its liquidity requirements. As part of its liquidity management, the Group closely monitors and plans for its future capital expenditure well ahead of time.

15.Fair value measurement

The Group has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables and accrued liabilities and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group’s investment in a listed entity is fair valued by Level 1 inputs utilising quoted prices (unadjusted) in active markets for identical assets.

The fair value of the Group’s long-term loans and borrowings are determined using Level 2 inputs utilising contractual cash flows, interest rate curves, swaption volatilities, and the Group’s implied credit spread.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

15.Fair value measurement (continued)

The following table shows the carrying values, fair values and fair value hierarchy of the Group’s financial instruments as at 30 June 2025 and 31 December 2024:

		30 June 2025		31 December 2024
US$ thousand	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents	1	102,109	102,109	171,897	171,897
Investments	1	5,538	5,538	3,984	3,984
Trade and other receivables	1	14,904	14,904	7,310	7,310
Total financial assets		122,551	122,551	183,191	183,191

Financial liabilities
Amortised cost
Trade and other payables		79,742	79,742	51,050	51,050
Lease liability		7,444	7,444	10,233	10,233
Loans and borrowings	2	367,576	389,440	403,191	414,526
Other financial liabilities (excluding contingent consideration)		225	225	328	328
		454,987	476,851	464,802	476,137
Fair value through profit or loss
Other financial liabilities (contingent consideration)
Royalty deed	3	46,515	46,515	47,661	47,661
Contingent copper consideration	3	119,590	119,590	94,050	94,050
Derivative financial liabilities
Mezz Warrants	3	14,835	14,835	11,066	11,066
Mezzanine debt facility embedded
derivative	2	—	—	34,713	34,713
Silver stream embedded derivative	3	34,112	34,112	16,163	16,163
Copper stream embedded derivative	3	8,081	8,081	5,182	5,182
Commodity swap liability	2	18,708	18,708	12,120	12,120
		241,841	241,841	220,955	220,955
Total financial liabilities		696,828	718,692	685,757	697,092

There have been no transfers between the different fair value hierarchy levels in any of the periods presented in these interim financial statements.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

15.Fair value measurement (continued)

Derivative instruments

The following table shows the fair values of the Group’s derivative financial assets and liabilities as at 30 June 2025 and 31 December 2024:

		30 June	31 December
US$ thousand	Note	2025	2024

Derivative financial liabilities
Current
Silver stream embedded derivative	(a)	5,090	2,566
Copper stream embedded derivative	(b)	1,924	981
Mezzanine debt facility embedded derivative	(d)	—	11,587
Commodity swap liability	(e)	18,708	7,045
		25,722	22,179
Non-current
Silver stream embedded derivative	(a)	29,022	13,597
Copper stream embedded derivative	(b)	6,157	4,201
Warrants	(c)	14,835	11,066
Mezzanine debt facility embedded derivative	(d)	—	23,126
Commodity swap liability	(e)	—	5,075
		50,014	57,065
Total derivative financial liabilities		75,736	79,244

(a)Silver stream embedded derivative

The silver stream embedded derivative is measured at fair value through profit or loss and valued using a silver future curve simulation valuation model at each reporting date.

The significant unobservable inputs used in the fair value measurement of the embedded derivative pertains to the anticipated silver deliveries. In isolation, a significant increase (decrease) in anticipated silver deliveries would result in a significantly lower (higher) fair value measurement. In addition to estimation of the Group’s anticipated deliveries of silver over the term of the agreement, the following key inputs were used for the valuation of the embedded derivative:

	30 June	31 December
	2025	2024
Silver spot price (per oz)	36.11	$28.91
Own credit spread	8.32%	7.99%

In isolation, at 30 June 2025, a 5% increase in silver price (per oz) would result in a $5,304 thousand increase and a 5% decrease in silver price (per oz) would result in a $5,304 thousand decrease in the fair value of the silver stream embedded derivative liability (31 December 2024: a $4,421 thousand increase and a $4,421 thousand decrease in the fair value of the silver stream embedded derivative liability).

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

15.Fair value measurement (continued)

Derivative instruments (continued)

(a)Silver stream embedded derivative (continued)

The following table presents the continuity schedule for the silver stream embedded derivative for each of the following periods:

	Six months ended 30 June
US$ thousand	2025	2024

Balance as of beginning of period	16,163	(3,090)
Change in fair value	17,949	18,652
Balance as of end of period	34,112	15,562

(b)Copper stream embedded derivative

The copper stream embedded derivative is measured at fair value through profit or loss and valued using a copper future curve simulation valuation model at each reporting date.

The significant unobservable inputs used in the fair value measurement of the embedded derivative pertains to the anticipated copper deliveries. In isolation, a significant increase (decrease) in anticipated copper deliveries would result in a significantly lower (higher) fair value measurement. In addition to estimation of the Group’s anticipated deliveries of copper over the term of the agreement, the following key inputs were used for the valuation of the compound embedded derivative:

	30 June	31 December
	2025	2024
Copper spot price (per tonne)	$10,040	$8,653
Copper price volatility	21.55%	23.55%
Own credit spread	9.00%	8.67%

In isolation, at 30 June 2025, a 5% increase in copper price (per tonne) would result in a $4,695 thousand increase and a 5% decrease in copper price (per tonne) would result in a $4,741 thousand decrease in the fair value of the copper stream embedded derivative liability (31 December 2024: a $4,488 thousand increase and a $4,525 thousand decrease in the fair value of the net copper stream embedded derivative liability).

The following table presents the continuity schedule for the copper stream embedded derivative for each of the following periods:

	Six months ended 30 June
US$ thousand	2025	2024

Balance as of beginning of period	5,182	(773)
Initial recognition	—	—
Change in fair value	2,899	8,946
Balance as of end of period	8,081	8,173

(c)Warrants

		Private
		Placement
US$ thousand	Public Warrants	Warrants	Mezz Warrants

For six months ended 30 June 2025
Balance as of beginning of period	—	—	11,066
Change in fair value	—	—	3,769
Balance as of end of period	—	—	14,835

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

15.Fair value measurement (continued)

Derivative instruments (continued)

(c)Warrants (continued)

		Private
		Placement
	Public Warrants	Warrants	Mezz Warrants
For six months ended 30 June 2024
Balance as of beginning of period	15,113	11,176	16,906
Change in fair value	22,655	16,754	1,436
Redemption of warrants	(37,768)	(27,930)	—
Balance as of end of period	—	—	18,342

The Company’s Public Warrants, Private Placement Warrants and Mezz Warrants did not meet the “fixed for fixed” criteria under IAS 32 Financial Instruments: Presentation (“IAS 32”) and were classified and accounted for as derivative liabilities at fair value through profit or loss.

During the comparative period ended 30 June 2024, the Company redeemed all of the Public Warrants and Private Placement Warrants for a redemption price of US$0.10 per warrant and issued ordinary shares of the Company having par value of US$0.0001 per share (refer to Note 17). As of 30 June 2025 and 31 December 2024, no Public Warrants and no Private Placement Warrants were outstanding.

The fair value of the Mezz Warrants is determined using a Monte Carlo simulation model. As of 30 June 2025, there were 3,187,500 Mezz Warrants outstanding (31 December 2024: 3,187,500).

The following assumptions were used for the valuation of the Mezz Warrants. The significant unobservable inputs in the fair value measurement are the expected life of the Mezz Warrants and the expected volatility based on comparable publicly traded companies.

	30 June	31 December
	2025	2024
Risk-free rate	4.19%	4.02%
Warrant expected life	3 years	3.5 years
Expected volatility	56.10%	49.23%
Expected dividend yield	0%	0%
Share price (US$)	$12.25	$10.62

Significant increases (decreases) in any of these inputs in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the assumption used for the expected volatility is accompanied by a directionally opposite change in the assumption used for the expected life of the Mezz Warrants.

(d)Mezzanine debt facility embedded derivative

The mezzanine debt facility embedded derivative was measured at fair value through profit or loss and valued using a Monte-Carlo simulation model in relation to the future copper price and incorporation of the Longstaff-Schwartz algorithm to value the prepayment option. The key inputs in the valuation technique included the risk-free rate, copper price volatility, copper price forward curve, and the Company’s credit spread.

During the period, the mezzanine debt facility embedded derivatives were derecognised upon the settlement of mezzanine debt facility (refer Note 11).

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

15.Fair value measurement (continued)

Derivative instruments (continued)

(e)Commodity swap liability

On 15 June 2023, the Company entered into commodity swap agreements with Citibank, Bank of Montreal (“BMO”) and National Bank of Canada (“NBC”) respectively. The underlying commodity of the three commodity swap agreements is Copper, and the purpose of the commodity swaps is to hedge the price risk of the scheduled Copper production. Commodity swap agreements have not been designated in a hedge relationship, they act as an economic hedge and will offset the underlying transactions when they occur.

During the period, on 16 April 2025, the commodity swap agreement with NBC was novated in such a way that NBC transferred all of its rights, liabilities, duties and obligation obligations under the agreement to Westpac Banking Corporation (“Westpac”).

The commodity swap agreements are summarised below:

Counterparty	Citibank	BMO	Westpac / NBC

Effective date	1 July 2023	1 July 2023	1 July 2023
Termination date	31 May 2026	30 May 2026	31 May 2026
Total notional quantity (MT)	12,255	12,255	12,255
Fixed price (US$)	8,204.49	8,214.35	8,112.85
Reference price	LME cash settlement price for Copper
Settlement frequency	Monthly	Monthly	Monthly

As the agreements meet the definition of a derivative, each contract is measured at fair value through profit or loss.

Contingent consideration

The following table shows the fair values of the Group’s contingent consideration payable as at 30 June 2025 and 31 December 2024:

		30 June	31 December
US$ thousand	Note	2025	2024
Royalty deed	(a)	46,515	47,661
Contingent copper consideration	(b)	119,590	94,050
		166,105	141,711

(a)Royalty deed

Pursuant to the Net Smelter Returns (“NSR”) royalty agreement entered in connection with the acquisition of CMPL, the contingent consideration is recognised at fair value through profit and loss and valued at each reporting date using the present value of expected cash flows and timing of the NSR over the expected life of the CSA mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore Operations Australia Pty Ltd (“Glencore”). The discount rate of 8% takes into consideration the risks in the cash flow forecast and the cost of debt. A significant increase (decrease) in the discount rate, in isolation, would result in a significant lower (higher) fair value measurement.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

15.Fair value measurement (continued)

Contingent consideration (continued)

(a)Royalty deed (continued)

The following table presents the continuity schedule for the royalty deed for each of the following periods:

	Six months ended 30 June
US$ thousand	2025	2024

Balance as of beginning of period	47,661	43,985
Change in fair value	1,304	7,213
Royalty accruals and payments	(2,450)	(4,778)
Balance as of end of period	46,515	46,420

(b)Contingent copper consideration

The contingent copper consideration, in connection with the acquisition of CMPL, comprises two tranches of US$75 million payable to Glencore depending on the average daily London Metal Exchange closing price of copper exceeding the defined thresholds. Based on the average daily London Metal Exchange closing price of copper, the first US$75 million payment was triggered subsequent to the period end on 20 August 2025 (refer Note 20). As per the terms of the CMPL Share Sale Agreement and Intercreditor Deed, the first contingent payment is not payable (other than from free cashflow and after satisfaction of all operating costs and debt servicing) until one business day after the three-year anniversary of when MAC originally acquired CMPL, being 17 June 2026. Accordingly, as at the reporting date, the first tranche of the contingent copper consideration in included in current liabilities.

The contingent copper consideration is recognised at fair value through profit and loss and valued using a Monte Carlo simulation model at each reporting date. The fair value for each contingent component is the result of the average expected payoff of all simulation iterations discounted to the present value at the risk-free borrowing rate. The change in fair value is dependent on the movement in copper prices and the change in the risk-free borrowing rate.

The following key inputs were used for the valuation of the contingent copper consideration. The significant unobservable input in the fair value measurement is the reversion factor. A significant increase (decrease) in the reversion factor, in isolation, would result in a significantly higher (lower) fair value measurement.

	30 June	31 December
	2025	2024

Long-term copper price	$4.20	$4.25
Copper spot price	$4.56	$3.92
Annual price volatility	20.12%	20.70%
Annual inflation rate	1.00%	1.07%
Risk-free rate	4.49%	4.72%
Reversion factor	11.55%	11.55%

The following table presents the continuity schedule for the contingent copper consideration for each of the following periods:

	Six months ended 30 June
US$ thousand	2025	2024
Balance as of beginning of period	94,050	84,200
Change in fair value	25,540	10,200
Balance as of end of period	119,590	94,400

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

16.Liability for cash-settled share-based payments

During the period ended 30 June 2025, MAC’s Board resolved that, in case of the Scheme (refer Note 1) becoming legally effective, all outstanding restricted stock units (“RSUs”) and performance stock units (“PSUs”) granted under the Long-Term Incentive Plan (whether unvested or vested) will be cancelled with each RSU and PSU holder getting a cash consideration equal to the product of in the case of RSUs, the Scheme Consideration and the total number of RSUs held; and in the case of PSUs, the Scheme Consideration and the total number of PSUs held multiplied by 2.25; and all outstanding deferred share units (“DSUs”) granted under the Non-Employee Director DSU Plan will be automatically redeemed, on the Scheme implementation date when the DSU holder resigns as a Director, against a cash consideration equal to the product of the Scheme Consideration and the total number of DSUs held.

At the reporting date, management considered the implementation of the Scheme more likely than not and determined the fair values of these cash settled share-based payments as at 30 June 2025 as if the Scheme will be implemented. The Company has recorded the associated liability as non-current at 30 June 2025 on the basis that until the conditions precedent in respect of the Scheme, including shareholder approval are resolved, the Company has the right to defer the settlement of these liabilities for 12 months at 30 June 2025.

17.Share capital

Issue of ordinary shares

During the period ended 30 June 2025, MAC redeemed a total of 88,040 restricted stock units (“RSU”) held by senior management of the Company under the Long - Term Incentive Plan and issued equivalent ordinary shares thereagainst.

During the comparative period ended 30 June 2024:

●	On 20 February 2024, MAC issued 19,117,648 Chess Depositary Interests (“CDIs”) via the successful IPO on the ASX, at a price of AU$17.00 per CDI, for aggregate gross proceeds of approximately AU$325,000 thousand (US$211,708 thousand) and incurred shares issuance costs of US$6,912 thousand.
●	On 10 June 2024, MAC redeemed all of its Public Warrants and Private Placement Warrants and issued 4,701,071 ordinary shares thereagainst (refer to Note 15).
●	On 14 June 2024, MAC redeemed 17,284 DSUs held by non-employee directors of the Company under the Non-Employee DSU Plan and issued equivalent ordinary shares thereagainst.

18.Related party disclosures

Key management personnel compensation

For the six months ended 30 June 2025, key management personnel compensation comprised short-term employee benefits, post-employment benefits and share-based payments of $13,856 thousand with the share based payments component reflecting the valuation assumption as per Note 16 assuming the Scheme (refer Note 1) becoming legally effective (six months ended 30 June 2024: $6,132 thousand).

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

19.Commitments and contingencies

Registration rights

The holders of the (i) founder shares (which were issued in a private placement prior to the closing of the U.S. IPO), (ii) Private Placement Warrants (which were issued in a private placement simultaneously with the closing of the U.S. IPO) and (iii) Private Placement Warrants (that were issued upon conversion of Working Capital Loans) will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the A&R Registration Rights Agreement so long as such demand includes a number of registrable securities with a total offering price in excess of $50,000 thousand. The holders of these securities are entitled to make up to three demands in any 12-month period, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed in the U.S. subsequent to the completion of the CMPL acquisition. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Rehabilitation bond

MAC is required to provide performance guarantees to the state of New South Wales (“NSW”) equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities.

Upon the acquisition of CMPL, Glencore was subject to contractual commitments whereby it had agreed to provide these performance guarantees for up to AU$44,031 thousand until the earlier of MAC refinancing its senior debt and MAC replacing Glencore’s performance guarantee provided to NSW. Whilst Glencore had provided the performance guarantees, MAC and MAC Australia were to assume all liability if the guarantees were called on.

During the period, on 27 March 2025, MAC utilised the new letter of credit Facility C of $45,000 thousand added to the SFA (refer Note 11) to replace Glencore’s performance guarantees in relation to the rehabilitation costs associated with CMPL mining activities.

As at 30 June 2025 the total value of the rehabilitation bonds amounted to AU$44,031 thousand (31 December 2024: AU$44,683 thousand).

Capital commitments

Capital expenditure for the acquisition of property, plant and equipment is generally funded through the cash flow generated by the business. As at 30 June 2025, $13,806 thousand all of which relates to expenditure to be incurred over the next year (31 December 2024: $10,749 thousand) was contractually committed for the acquisition of plant and equipment.

Environmental contingencies

The Group’s operations are subject to various environmental laws and regulations. The Group is in material compliance with those laws and regulations. The Group accrues for environmental contingencies when such contingencies are probable and reasonably estimable. Such accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from insurance companies and other parties are recorded as assets when the recoveries are virtually certain. At this time, the Group is unaware of any material environmental incidents at the CSA mine. Any potential liability arising from the above is not expected to have a material adverse effect on the Group’s income, financial position or cash flow.

MAC Copper Limited

Notes to the condensed consolidated financial statements

(continued)

20.Subsequent events

Harmony Transaction

Subsequent to the period end and up to the date of approval of these financial statements, the following progress has been made in relation to the Harmony Transaction (refer Note 1):

●	On 22 July 2025, MAC announced that:
-

MAC has entered into restructuring documents with Harmony, OR Royalties Limited (formerly Osisko Bermuda Limited) and Glencore (as applicable) pursuant to which the parties have agreed to amend various documents in connection with the copper stream, the silver stream and the royalty deed, with such amendments to take effect after the Scheme has been implemented.

●	On 31 July 2025, MAC announced that:
-	the Court has made orders, among other things, that MAC:
o	convene a meeting of eligible shareholders to consider and vote on a resolution to approve the Scheme (“Court Meeting”); and
o	convene a meeting of MAC shareholders immediately after the Court Meeting to approve certain other matters in connection with the implementation of the Transaction (“General Meeting”).
-	The Court also approved the dispatch of a scheme circular, which, among other things, contains full details of the Scheme (the “Scheme Circular”).
●	On 5 August 2025, MAC announced that the Scheme Circular has been dispatched on 4 August 2025 and made available on MAC’s website.
●	On 8 August 2025, MAC announced that MAC has been notified by Harmony that Harmony has received written confirmation from the Financial Surveillance Department of the South African Reserve Bank that it has no objection to the implementation of the Scheme and Harmony’s intended funding of the Scheme Consideration.
●	On 18 August 2025, MAC announced that MAC has been notified by Harmony that Harmony has received written notice on behalf of the Australian Federal Treasurer stating that the Commonwealth Government does not object to the Scheme and that all the regulatory conditions to the Scheme have been satisfied.
●	The Court Meeting and the General Meeting are scheduled for 29 August 2025.

Contingent copper consideration

The contingent copper consideration, in connection with the acquisition of CMPL, comprises two tranches of US$75 million payable to Glencore depending on the average daily London Metal Exchange closing price of copper exceeding the defined thresholds. Based on the average daily London Metal Exchange closing price of copper, the first US$75 million payment was triggered subsequent to the period end on 20 August 2025. As per the terms of the CMPL Share Sale Agreement and Intercreditor Deed, the first contingent payment is not payable (other than from free cashflow and after satisfaction of all operating costs and debt servicing) until one business day after the three-year anniversary of when MAC originally acquired CMPL, being 17 June 2026.

There have been no other events subsequent to balance sheet date which would have a material effect on the Group’s interim financial statements for the six months ended 30 June 2025.

DIRECTORS’ DECLARATION

In the opinion of the directors of MAC Copper Limited (the Company):

a.	the consolidated financial statements and notes, set out on pages 20 to 43:
i.	give a true and fair view of the Group’s consolidated financial position as at 30 June 2025 and its consolidated performance for the half year ended on that date; and
ii.	comply with Accounting Standards and other mandatory professional reporting requirements; and
b.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

/s/ Patrice Merrin	/s/ Michael James McMullen
Patrice Merrin Chair	Mick McMullen CEO

Dated at Perth this 22nd day of August 2025